EXHIBIT 99.1

News Release dated May 16, 2016, Suncor Energy provides RMWB operations update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides RMWB operations update

Calgary, Alberta (May 16, 2016) – Suncor provides the following update regarding the situation in the Regional Municipality of Wood Buffalo (RMWB).

In compliance with evacuation orders issued by the Regional Emergency Operations Center, Suncor is in the process of transporting personnel from the lodges on Aostra Road and near its base plant facility to other lodges further north.   Also as a precautionary measure, we have started a staged and orderly shutdown of our base plant operations.

There has been no damage to Suncor’s assets. Suncor has enhanced fire mitigation and protection around all of its facilities.  When it is safe to do so, we will continue implementing our restart plans.  We will continue to monitor the situation closely and will take all necessary steps to ensure the safety of people, the environment and our assets.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com